

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 4, 2013

Via E-mail
John P. Sharp
Vice President, Finance and Chief Financial Officer
Ligand Pharmaceuticals Incorporated
11119 North Torrey Pines Road, Suite 200
La Jolla, CA

> **Re:** **Ligand Pharmaceuticals Incorporated**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed March 14, 2013**
> **File No. 001-33093**

Dear Mr. Sharp:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Our Asset Portfolio, page 2

1. We note your statement on page 2 that "a significant number of [y]our partners and their programs remain undisclosed to protect competitive and proprietary information about these programs." Similarly, we note your statement on page 4 that the financial terms of your relationship with Merck "remain undisclosed" and on page 5 that you entered into an agreement with "an undisclosed partner." Please be advised that you are required to disclose all material information with respect to your current partnered programs, which may include the identity of your partners and financial terms of contractual arrangements, notwithstanding that such information may be commercially sensitive. As such, please revise your disclosure of your asset portfolio, beginning on page 2, to ensure that all material information about your programs has been presented.

Select Late-Stage Development or Commercial Programs, page 2

2. With respect to each of the programs identified in this section, please revise your disclosure to provide all of the material terms of your agreements with third parties. Specifically, if not already described, for each agreement please disclose, as applicable:

- the nature and scope of intellectual property transferred;
- each party's material rights and obligations;
- the duration of the agreement and the royalty term;
- a description of each party's right to terminate the agreement;
- aggregate potential milestone payments to be received;
- the range of royalties that may be payable (e.g. low single-digit or a range not to exceed ten percent); and
- any other material payment provisions

3. Please revise your description of "tiered" and "double-digit" royalties payable to express the potential royalties in terms of a range within ten percent.

Patent and Proprietary Rights, page 10

4. Please revise your disclosure in this section to include all of the material patents in your portfolio. With respect to such patents, please provide sufficient detail about each patent or related group of patents, including:

- the specific products, product groups and technologies to which such patents relate;
- whether the patents are owned or licensed from third parties;
- the type of patent protection (e.g., composition of matter, use, etc.);
- the patent expiration dates; and
- identification of applicable patent jurisdictions.

Management's Discussion and Analysis of Financial Condition and Results of Operations

General, page 24

5. Provide us proposed disclosure to be included in future filings that quantifies the amount of milestone revenue recognized related to the 620,000 shares of common stock in Retrophin received in December 2012.

6. Tell us why you do not discuss segment results in Management's Discussion and Analysis.

Contractual Obligations, page 33

7. Provide us proposed disclosure to be included in future filings to present the note payable including interest, the liability for uncertain tax positions, co-promote termination liability, and contingent liabilities in the contractual obligations table. Refer to Item 303(a)(5)(i) of Regulation S-K.

Notes to Consolidated Financial Statements

1. Basis of Presentation
Goodwill and Other Identifiable Intangible Assets, page 48

8. Provide us proposed disclosure to be included in future filings that states the amount of accumulated amortization for each intangible asset class separately. Refer to ASC 350-30-50-2a and ASC 350-30-55-40.

9. Tell us the useful life of the Captisol technology and the customer relationships and how you determined the useful life of each. Also explain to us why a straight-line method of amortization was appropriate rather than an accelerated method.

3. Financial Instruments, page 57

10. Please provide us proposed disclosure to be included in future filings of a narrative description of the sensitivity of the CyDex contingent liability fair value measurement to changes in unobservable inputs as required by ASC 820-10-50-2g.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Scott Wuenschell, Staff Accountant, at (202) 551-3467 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding the processing of your response as well as any questions regarding comments on the financial statements and related matters. You may contact Christina DeRosa, Staff Attorney, at (202) 551-3577 or Dan Greenspan, Legal Branch Chief, at (202) 551-3623, with questions on any of the other comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant